Pricing Supplement Dated November 2, 2009				Rule 424 (b) (3)

(To Prospectus Dated January 16, 2009)				File No. 333-156775

GMAC Inc.
Demand Notes - Floating Rate

Annual Yield:	2.15%

Effective Dates:	11-02-2009	through	11-08-2009